

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Dipal Doshi
Chief Executive Officer
Entrada Therapeutics, Inc.
6 Tide Street
Boston, MA 02210

   Re: Entrada Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed November 1, 2022
    File No. 333-268099

Dear Dipal Doshi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Sarah Ashfaq, Esq.